[LETTERHEAD OF SIDLEY AUSTIN LLP]

June 8, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Western Union Company
Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of the The Western Union Company, a Delaware corporation (“Western Union”), transmitted herewith through the SEC’s EDGAR filing system is Western Union’s Registration Statement on Form 10 (the “Registration Statement”) relating to the proposed spin-off of Western Union by First Data Corporation, a Delaware corporation, and the registration under the Securities Exchange Act of 1934, as amended, of Western Union’s common stock, par value $0.01 per share.

If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-7783 or Paul Choi at (312) 853-2145. My fax number is (312) 853-7036.

Very truly yours,

/s/ Scott R. Williams

Scott R. Williams